[WINTHROP WEINSTINE LOGO]




March 30, 2009                                            Karen V. Bertulli
                                                          Phone (612) 604-6604
                                                          Fax (612) 604-6904
                                                          kbertulli@winthrop.com



VIA FACSIMILE
-------------

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Ms. Cicely LaMothe

RE:      AMERICAN CHURCH MORTGAGE COMPANY
         AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-11
         FILED MARCH 25, 2009
         FILE NO. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company (the "Company"), a Minnesota corporation, we are responding to the comments presented in a telephone conference with Ms. Cicely LaMothe, Mr. Tom Kluck and Ms. Erin Martin on Friday March 27, 2009. For the Staff's convenience, our Response is preceded by what we understood to be the related Staff Comment. In addition, and for ease of reference, we have included blacklined copies of proposed changes to be made in Amendment No. 4 to the Registration Statement that we plan to file today, marked to show the changes to Amendment No. 3 to the Registration Statement on Form S-11 filed March 25, 2009.


GENERAL
-------

COMMENT 1.             PLEASE  CLARIFY  THE  COMPANY'S  DISCLOSURE  ON  PAGE  28
                       THAT "58% OF DIVIDENDS PAID TO  SHAREHOLDERS  IN 2007 WAS
                       TAXABLE  ORDINARY  DIVIDENDS,  WHILE 42% OF THE DIVIDENDS
                       PAID TO SHAREHOLDERS IN 2007 WAS RETURN OF CAPITAL AND IS
                       REPORTED AS  NON-DIVIDEND  DISTRIBUTIONS."







Suite 3500 | 225 South Sixth Street | Minneapolis, MN 55402-4629 | Main:(612)604-6400 | Fax:(612)604-6800 | www.winthrop.com |
A Professional Association

March 30, 2009
Securities and Exchange Commission
Page 2 of 3


RESPONSE 1.             The Company's taxable income was $379,757 as of December
                        31,  2007.   The  required   minimum   distribution   to
                        shareholders  would  be  90% of our  taxable  income  to
                        maintain   our  REIT  status.   The  Company   chose  to
                        distribute  100% of its  taxable  income  for the period
                        ended   December  31,  2007  along  with   approximately
                        $274,814 of funds received from ongoing operations and financing activities. The total amount distributed to shareholders in the form of dividends either paid or declared totaled $654,572 as of December 31, 2007.

                        A reconciliation of dividends declared and paid for the fiscal year ending December 31, 2007 is shown below:

                        Dividends paid as of December 31, 2007:
                          (From statement of cash flows):              $927,310
                        Dividends declared as of December 31, 2006
                          but not yet paid (From December 31, 2006
                          Balance Sheet):                              (397,418)
                        Dividends declared as of December 31, 2007
                          but not yet paid (From December 31, 2007
                          Balance Sheet):                               124,680
                                                                       ---------
                                Distributions to shareholders
                                for taxable year 2007                  $654,572

                        Items that cannot be deducted from net income in determining taxable income are loan loss reserves and real estate impairment reserves. These items are reductions or reserves against loans and real estate that are amounts that are in doubt of collection. These non-cash items are recognized under generally accepted accounting principals ("GAAP") but are not recognized as losses for tax purposes until an actual loss is recorded. A taxable income distribution calculation is attached.

                        In addition, recognition of origination income under generally accepted accounting principles ("GAAP") must be deferred over the expected life of each loan. However, under tax principles, origination income is recognized in the period received. Accordingly, because the Company's status as a REIT requires, among other things, the distribution to shareholders of at least 90% of taxable income, the dividends declared and paid to our shareholders for the period ended December 31, 2007 included origination income even though it was not recognized in its entirety as income for the same period under GAAP.

                        In fiscal year 2007, the Company had realized tax losses totaling $836,551. These losses were considered realized tax losses since the foreclosed properties were sold in 2007. (This loss can be compared to owning an equity security. For tax purposes, a capital gain or loss is not realized until an investor actually sells their stock). The same concept is applied to the Company's realized tax loss.

March 30, 2009
Securities and Exchange Commission
Page 3 of 3


                        Therefore, taxable income is reduced by the amount of any tax loss. Although the loss was recognized on the Company's books prior to fiscal year 2007 for GAAP purposes it became a realized tax loss in 2007 since the Company disposed of the foreclosed properties in 2007.

                        The Company proposes to add the following disclosure on page 28:

                        "The total amount of dividends paid in 2007 was $927,310 which number includes $397,418 of dividends declared but not paid in 2006 and $124,680 of dividends declared but not paid in 2007. In 2007, the total amount of dividends declared and paid to shareholders was $654,572. Of the $654,572 amount paid, approximately $379,757, or 58%, was a distribution of taxable income, and $274,814, or 42%, was a return of capital because it was a distribution of shareholder equity and not a distribution of taxable income. The Company decided to pay cash from operating and financing activities to shareholders to provide a reliable income source to shareholders."


PART II- INFORMATION NOT REQUIRED IN PROSPECTUS, PAGE II-1
----------------------------------------------------------

INDEX TO EXHIBITS
-----------------

EXHIBITS 5 AND 8 -- LEGAL AND TAX OPINION
-----------------------------------------

COMMENT 2.              PLEASE  ADVISE  COUNSEL  TO  REVISE  THE  LEGAL  AND TAX
                        OPINIONS TO BE DATED THE DATE OF THE AMENDMENT.

RESPONSE 2.             Further to Comment 2, we have included revised legal and
                        tax opinions. Please see proposed Exhibits 5 and 8 to Amendment No. 4.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6604.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Karen V. Bertulli

Karen V. Bertulli

cc:  Philip J. Myers (American Church Mortgage Company)

AMERICAN CHURCH MORTGAGE COMPANY                                                                               12/31/2007
              Taxable Income Distribution Calculation

                                    Description                                        Amount

              Net Income 12/31/2007                                                  $853,190.57
              Deferred Income 12/31/2007                                              $77,974.00
                                                                                -------------------------------------------
                             Taxable Income 12/31/2007                                                         $931,164.57

              Reductions to Net Income:
              Origination Income form (1999 to 2006)                                ($125,319.25)
                                                                                -------------------------------------------
                                                                                                              ($125,319.25)

              Additions to Net Income:
              Loan Loss Principal Reserve:                                            $50,629.41
              Deferred Tax Asset (Expensed):                                          $60,000.00
              Real Estate Impairment Reserve:                                        $199,833.43
              Mortgage Bond Reserve Fund:                                            $100,000.00
                                                                                -------------------------------------------
                                                                                                               $410,462.84
                                                                                                        ====================

                           NET TAXABLE INCOME 12/31/2007                                                     $1,216,308.16
                                                                                                        ====================

              Taxable Loss 12/31/2007
              For His Glory Christian Fellowship                                    ($819,022.73)
              Rehoboth Church                                                        ($17,528.41)
                                                                                -------------------------------------------
                                                                                                              ($836,551.14)


                       Net Taxable Income to be distributed:                                                   $379,757.02
                                                                                                        ====================


                           Distributions to Shareholders                                                      ($654,571.38)

                              Principal Distribution:                                                         ($274,814.36)

                  Percentage of Distribution which is principal:                                                    41.98%

INTEREST INCOME ON THE CERTIFICATES

         We will pay interest on the certificates quarterly. Interest paid on the certificates will generally be taxable to you as ordinary income as the interest is paid to you if you are a cash-method taxpayer or as the interest accrues if you are an accrual-method taxpayer.

TREATMENT OF DISPOSITIONS OF CERTIFICATES

         Upon the sale,  exchange,  retirement or other taxable disposition of a certificate, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition (other than any amounts attributable to, and taxable as, accrued interest) and your adjusted tax basis in the certificate. Your adjusted tax basis of a certificate generally will equal your original cost for the certificate, increased by any accrued but unpaid interest you previously included in income with respect to the certificate and reduced by any principal payments you previously received with respect to the certificate. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. This capital gain or loss will be long-term, capital gain or loss if the certificate had been held for more than one year and otherwise short-term capital gain or loss.

REPORTING AND BACKUP WITHHOLDING

         We will report annual interest income paid, and any other information that is required to be reported with respect to the certificates, to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements.

         Under certain circumstances, as a holder of a certificate, you may be subject to "backup withholding." Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish your Social Security Number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a foreign person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the certificates. Backup withholding is not an additional tax and may be applied against your United States federal income tax liability or refunded provided that you furnish the Internal Revenue Service with certain required information.

            QUALIFICATION AS A REIT FOR FEDERAL INCOME TAX PURPOSES


         The discussion of an entity's qualification as a real estate investment trust ("REIT") for federal income tax purposes set forth below is a summary. It does not address fully all requirements for REIT qualification. The Company's tax counsel has opined that the Company has been organized in a manner that will permit it to satisfy the requirements under Sections 856 through 860 of the Code for qualification and taxation as a REIT for the taxable year 2009 and that the Company's proposed method of operation, as described herein, will permit the Company to satisfy the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code with respect to 2009 and subsequent taxable years.


         WHETHER THE COMPANY QUALIFIES AS A REIT FOR FEDERAL INCOME TAX PURPOSES WILL NOT AFFECT WHETHER THE CERTIFICATES ARE CLASSIFIED AS DEBT FOR FEDERAL INCOME TAX PURPOSES OR THE SUMMARY OF THE ANTICIPATED MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO U.S. PERSONS WHO HOLD THE CERTIFICATES THAT IS SET FORTH IN THE PRECEDING DISCUSSION TITLED "MATERIAL FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED WITH THE CERTIFICATES." IF THE COMPANY WOULD NOT CONTINUE TO QUALIFY AS A REIT FOR FEDERAL INCOME TAX PURPOSES, IT, HOWEVER, COULD AFFECT ADVERSELY THE COMPANY'S ABILITY TO MAKE INTEREST PAYMENTS TO HOLDERS OF THE CERTIFICATES.

QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

         GENERAL. The following is a general summary of the requirements to qualify as a REIT for federal income tax purposes. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. The requirements to qualify as a REIT may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

         REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(iii) which would be taxable, but for Sections 856 through 859 of the Code, as a domestic corporation; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the

                                                                       EXHIBIT 5

                           [WINTHROP WEINSTINE LOGO]



March 30, 2009



American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN  55343

RE:      American Church Mortgage Company

Ladies and Gentlemen:

We have acted as counsel to you in connection with the preparation and filing by you of a Registration Statement on Form S-11 (the "Registration Statement"), containing a Prospectus (the "Prospectus"), under the Securities Act of 1933, as amended (the "Act"), with respect to the registration of $20,000,000 Series C Secured Investor Certificates (the "Certificates") of American Church Mortgage Company, a Minnesota corporation (the "Company").

We have reviewed the Registration Statement, including the Prospectus, which provides that it will be supplemented in the future by one or more supplements to the Prospectus (each a "Prospectus Supplement"). The Prospectus as supplemented by various Prospectus Supplements will provide for the issuance and sale of the Certificates. The Certificates will be issued pursuant to one or more indentures in the form filed as an exhibit to the Registration Statement, as amended or supplemented from time to time (each, an "Indenture"), between the Company, as obligor, and a trustee chosen by the Company and qualified to act as such under the Trust Indenture Act of 1939, as amended (each, a "Trustee").

In addition, we have examined such other documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below. In rendering our opinion, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action
(corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Certificates are duly and validly authorized for issuance and, when issued and paid for, as contemplated by the Registration Statement, the Prospectus and the related Prospectus Supplement(s), will be validly issued, fully paid and non-assessable.

American Church Mortgage Company
March 30, 2009
Page 2



We are also of the opinion that when the Certificates are then issued and sold as contemplated by the Registration Statement, the Prospectus and the related Prospectus Supplement(s) and the Indenture, which is governed by the laws of the state of Minnesota, the Certificates will constitute valid and binding obligations of the Company.

The foregoing opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors; (ii) general principles of equity (whether considered in a proceeding in equity or at law); and (iii) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of, or contribution to, a party with respect to a liability where such indemnification or contribution is contrary to public policy. We express no opinion concerning the enforceability of any waiver of rights or defenses with respect to stay, extension or usury laws, and we express no opinion with respect to whether acceleration of the Certificates may affect the collectibility of any portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon.

We assume for purposes of this opinion that the Company will remain duly organized, validly existing and in good standing under Minnesota law.

To the extent that the obligations of the Company under an Indenture may be dependent thereon, we assume for purposes of this opinion that such Indenture has been duly executed and delivered by the Company; that the Trustee for each Indenture is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that the Trustee is duly qualified to engage in the activities contemplated by the applicable Indenture; that the applicable Indenture has been duly authorized, executed and delivered by the Trustee and constitutes a legally valid, binding and enforceable obligation of the Trustee, enforceable against the Trustee in accordance with its terms; that the Trustee is in compliance, generally and with respect to acting as Trustee under the applicable Indenture, with all applicable laws and regulations; and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the applicable Indenture.

We consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our name under the heading "LEGAL MATTERS" in the Prospectus. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Securities and Exchange Commission promulgated under the Act.

Very truly yours,

WINTHROP & WEINSTINE, P.A.


/s/ Winthrop & Weinstine,P.A.

A Shareholder

                                                                       EXHIBIT 8


                           [WINTHROP WEINSTINE LOGO]



March 30, 2009


American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, Minnesota  55343

Re:      American Church Mortgage Company

Ladies and Gentlemen:

         We have acted as special United Stated federal income tax counsel to American Church Mortgage Company, a Minnesota corporation (the "Company"), with respect to the preparation and filing by the Company of a Registration Statement on Form S-11 (the "Registration Statement"), containing a prospectus (the "Prospectus"), under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder (collectively the "1933 Act"), with respect to the registration of $20,000,000 of Series C Secured Investor Certificates (the "Certificates") of the Company.

         In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the "Reviewed Documents"):

         (1)      the  Company's   Articles  of   Incorporation   (the  "Company
                  Charter");

         (2)      the Company's Bylaws (the "Company Bylaws");

         (3)      the Registration Statement; and

         (4) such other documents that the Company may have presented to us from time to time.

         In addition, we have relied upon the factual representations contained in the Company's certificate, dated as of the date hereof (the "Officer's Certificate"), executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and operation of the Company.

         For purposes of our opinions, we have not made an independent investigation of the information set forth in the documents that we have reviewed or on which we have relied. We consequently have assumed that the information, including all representations and statements of a factual nature, presented in such documents or otherwise furnished to us by the Company accurately and completely describes all material information relevant to our opinions and that all of the obligations imposed by any such documents on the parties thereto have been, and will be, performed or satisfied in accordance

American Church Mortgage Company
March 30, 2009
Page 2




with their terms. Any representation or statement in any such document or otherwise furnished to us that has been made "to the best of our knowledge" or otherwise similarly qualified is assumed to be correct and complete. In the course of our representation of the Company, no information has come to our attention that would cause us to question, in a material way, the accuracy or completeness of the documents that we have reviewed or on which we have relied or the information, including representations and statements, that is contained in such documents or otherwise furnished to us. Any alteration of the information that is set forth in the documents that we have reviewed or on which we have relied or the information that otherwise was furnished to us may adversely affect our opinions.

         In our review, we have assumed the genuineness of all signatures, the proper execution of all documents, the legal capacity of natural persons executing such documents, the authenticity of all documents that we have reviewed or on which we have relied as originals, the conformity to originals of documents that we have reviewed or on which we have relied as copies, and the authenticity of the originals from which any copies were made. We also have assumed that the Company or any entities in which it holds, or will hold, direct or indirect ownership interests will not take any action after the date of this opinion letter that would alter the information upon which the opinions set forth in this opinion letter are based.

         In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the correctness of the following specific assumptions:

         (i) The Company will be operated in the proposed manner described in the Company Charter, the Company ( Bylaws, and the Registration Statement, and all terms and provisions of such agreements and documents will be complied with by all parties thereto; and

         (ii) The Company is a duly formed corporation under the laws of the State of Minnesota.

         The opinions set forth in this opinion letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder by the United States Department of the Treasury (the "Regulations") (including temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (the "IRS") (including the IRS's practices and policies in issuing private letter rulings, which are not binding on it except with respect to the taxpayer that receives a private letter ruling), all as of the date hereof. It should be noted that the Code, the Regulations, and judicial decisions and administrative interpretations of both the Code and the Regulations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date of this opinion letter in any of the foregoing bases for our opinions could affect them.

American Church Mortgage Company
March 30, 2009
Page 3



         It also must be noted that the qualification and taxation of the Company as a REIT will depend upon its ability to meet annually, based on its actual annual operating results, distribution levels, and diversity of share ownership, the various REIT qualification requirements imposed under Sections 856 through 860 of the Code and the Regulations. No assurances can be given that the actual, annual results of the Company for any one taxable year will satisfy all of REIT qualification requirements under Sections 856 though 860 of the Code for such taxable year.

         Based upon and subject to the foregoing, it is our opinion that:

                  1. The Company has been organized in a manner that will permit it to satisfy the requirements under Sections 856 through 860 of the Code for qualification and taxation as a REIT for the taxable year 2009. The Company's proposed method of operation, as described in the Prospectus, will permit the Company to satisfy the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code with respect to 2009 and subsequent taxable years. The Company's status as REIT under the Code with respect to 2009 and each subsequent taxable year, however, will depend upon the Company's actually satisfying the REIT requirements of Sections 856 through 860 of the Code with respect to 2009 and each subsequent taxable year. Thus, because the Company's satisfaction of the requirements of Sections 856 through 860 of the Code will depend upon future events in 2009 and each subsequent taxable year, including the final determination of the Company's financial and operating results for 2009 and each subsequent taxable year, we cannot opine that the Company actually will satisfy the requirements under Code Sections 856 though 860 to qualify as a REIT with respect to 2009 or any subsequent taxable year. We will not review the annual results of the Company to determine whether the Company actually met the REIT qualification requirements with respect to a taxable year.

                  2. The  discussion  in the  Registration  Statement  under the heading "Federal Income Tax Consequences Associated with the Certificates" to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is our opinion as to the material United States federal income tax consequences of the acquisition, ownership, and disposition of the Certificates.

         The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which the Company has requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein, including, except as set forth above, the tax consequences, whether federal, state, local, or foreign, of the acquisition, ownership, and disposition of the Certificates. We are furnishing this opinion letter to the Company solely in connection with the Registration Statement relating to the Certificates.

         We assume no obligation to advise the Company of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update this opinion letter from time to time. The Company should be aware that an opinion of counsel represents only counsel's best legal

American Church Mortgage Company
March 30, 2009
Page 4



judgment, that the opinion has no binding effect or official status of any kind, and that no assurance can be given either that the IRS may not take contrary positions or that a court considering the issues would not hold otherwise.

         We consent to the use of our name wherever it appears in the Registration Statement with respect to the discussion of the material United States federal income tax consequences of the acquisition, ownership, and disposition of the Certificates and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act, and we do not admit that we are "experts" within the meaning of such term as used in the 1933 Act with respect to any part of the Registration Statement, including this opinion letter as an exhibit or otherwise.

Very truly yours,

WINTHROP & WEINSTINE, P.A.


/s/Winthrop & Weinstine, P.A.


A Shareholder